Exhibit (j)(2)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment No. 107 to Registration Statement No. 002-86711 on Form N-1A of our reports dated December 14, 2012, relating to the financial statements and financial highlights of Fidelity Advisor International Capital Appreciation Fund, Fidelity Advisor Europe Capital Appreciation Fund and Fidelity Advisor Emerging Markets Fund , each a fund of Fidelity Advisor Series VIII, appearing in the Annual Reports on Form N-CSR of Fidelity Advisor Series VIII for the year ended October 31, 2012, and to the references to us under the headings "Financial Highlights" in the Prospectuses and "Independent Registered Public Accounting Firms" in the Statement of Additional Information, which are a part of such Registration Statement.

/s/ Deloitte & Touche LLP
Boston, Massachusetts

December 21, 2012